**Primary Business Name: BIDS TRADING L.P.**            **BD Number: 141296**

**BD - AMENDMENT**

**10/19/2021**

## BD - INDIRECT OWNERS

| Ownership Codes: | C - 25% but less than 50% | E - 75% or more |
|---|---|---|
| | D - 50% but less than 75% | F - Other General Partners |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| BIDS HOLDINGS GP LLC | DE | BIDS HOLDINGS L.P. | GENERAL PARTNER | 06/2006 | F | Y | N | 20-5087280 |
| CBOE GLOBAL MARKETS, INC. | DE | CBOE OFF-EXCHANGE SERVICES, LLC | MEMBER | 01/2019 | E | Y | Y | 20-5446972 |
| CBOE OFF-EXCHANGE SERVICES, LLC | DE | BIDS HOLDINGS LP | LIMITED PARTNER | 01/2021 | E | Y | N | 20-5446972 |
| CBOE OFF-EXCHANGE SERVICES, LLC | DE | BIDS HOLDINGS GP LLC | MEMBER | 01/2021 | E | Y | N | 20-5446972 |